Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Deferred Salary Savings Plan Committee
The Board of Directors
Univest Corporation of Pennsylvania

We consent to the incorporation by reference in the registration statement (no. 333-152542) on Form S-8 of Univest Corporation of Pennsylvania of our report dated June 26, 2009 with respect to the statements of net assets available for benefits of the Univest Deferred Salary Savings Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 which report appears in the December 31, 2008 annual report on Form 11-K of the Univest Deferred Salary Savings Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 26, 2009